United States securities and exchange commission logo





                             November 19, 2021

       Dinggui Yan
       Chief Executive Officer
       Jiayin Group Inc.
       18th Floor, Building No. 1
       Youyou Century Plaza
       428 South Yanggao Road
       Pudong New Area, Shanghai 200122
       People's Republic of China

                                                        Re: Jiayin Group Inc.
                                                            Form 20-F for the
fiscal year ended December 31, 2020
                                                            Filed April 30,
2021
                                                            File No. 001-38806

       Dear Mr. Yan:

              We have reviewed your October 18, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 20, 2021 letter.

       Form 20-F for the fiscal year ended December 31, 2020

       Item 3. Key Information, page 4

   1. We note your response to prior comment 4, including that control through your VIE contractual
arrangements may be less effective than direct ownership, and that you could face heightened risks
and costs in enforcing these contractual arrangements, because there are substantial
uncertainties regarding the interpretation and application of current and future PRC laws,
regulations, and rules relating to these contractual arrangements. Please enhance your disclosure
to clarify, if true, that the VIE contractual agreements have not been tested in a court
of law.
 Dinggui Yan
Jiayin Group Inc.
November 19, 2021
Page 2
2. We note your response to prior comment 5, including that you and your consolidated VIE are subject to extensive and evolving legal development, changes in which, may materially and adversely affect your and your consolidated VIE's business and prospects, and may result in a material change in your and your consolidated VIE's operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless. Please enhance your disclosure to also clarify that rules and regulations in China can change quickly with little advance notice, therefore, your assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.
3. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
4. We note your response to prior comment 7 and that the activity of the VIE is reflected in
         the line items titled    investments in subsidiaries and VIEs    and
 equity in earnings of
         subsidiaries and VIEs    in the parent   s financial statements.
Please provide a roll-forward
         of the investment in subsidiaries and VIEs line item.
Risk Factors, page 6

5. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

       You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions.



FirstName LastNameDinggui Yan                                  Sincerely,
Comapany NameJiayin Group Inc.
                                                               Division of
Corporation Finance
November 19, 2021 Page 2                                       Office of
Finance
FirstName LastName